BlackRock Funds: BlackRock Global Opportunities Fund

77(I)
Terms of new or amended securities

Effective September 9, 2011, the establishment and designation of Classes are as follows:

1.	The new class of Shares is designated as Class R Shares.

2.	The classes of Shares established and designated are as
follows:

a.	Institutional Shares
b.	Investor A Shares
c.	Investor B Shares
d.	Investor C Shares
e.	Class R Shares